First Commonwealth
Financial Company
Executive Offices
Old Courthouse Square
22 North Sixth Street
Indiana, Pennsylvania 15701-0400
724.349.7220 Phone
www.fcbanking.com

October 6, 2014

By EDGAR

Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     First Commonwealth Financial Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 001-11138

Dear Mr. Schiffman:

We have received your letter dated September 23, 2014 regarding your review of the above-referenced filing. As you requested, this letter responds to the comment set forth in your letter, which is restated below for your convenience.

Item 1. Business

1.     In future filings provide a narrative discussion of each category in your loan portfolio including:

•	the composition of each loan category;

•	any risks that are unique to each category;

•	a brief description of your underwriting criteria for each category (including subcategories such as indirect auto lending) and

•	whether you engage in subprime lending.

Please provide us with a draft of your proposed disclosure.

United States Securities and Exchange Commission
October 6, 2014

In future filings, we will include under “Part I, Item 1. - Business” a narrative discussion of each category of our loan portfolio containing the information requested, similar to the following:

“Loan Portfolio

The Company’s loan portfolio includes several categories of loans which are discussed in detail below. The Company does not engage in subprime lending.

Commercial, Financial, Agricultural and Other
Commercial, financial, agricultural and other loans represent term loans used to acquire business assets or revolving lines of credit used to finance working capital. These loans are generally secured by a first lien position on the borrower’s business assets as a secondary source of repayment. The type and amount of the collateral varies depending on the amount and terms of the loan, but generally may include accounts receivable, inventory, equipment or other assets. Loans also may be supported by personal guarantees from the principals of the commercial loan borrowers.

Commercial loans are underwritten for credit-worthiness based on the borrowers’ financial information, cash flow, net worth, prior loan performance, existing debt levels, type of business and the industry in which it operates. Advance rates on commercial loans are generally collateral-dependent and are determined based on the type of equipment, the mix of inventory and the quality of receivables.

Credit risk for commercial loans can arise from a borrower’s inability or unwillingness to repay the loan, and in the case of secured loans, from a shortfall in the collateral value in relation to the outstanding loan balance in the event of a default and subsequent liquidation of collateral. The Company’s Credit Policy establishes loan concentration limits by borrower, geography and industry.

Commercial Real Estate
Commercial real estate loans represent term loans secured by owner-occupied and non-owner occupied properties. Commercial real estate loans are underwritten based on an evaluation of each borrower’s cash flow as the principal source of loan repayment, and are generally secured by a first lien on the property as a secondary source of repayment. Our underwriting process for non-owner occupied properties evaluates the history of occupancy, quality of tenants, lease terms, operating expenses and cash flow. Commercial real estate loans are subject to the same credit evaluation as previously described for commercial loans.

For loans secured by commercial real estate, at origination the Company obtains current and independent appraisals from licensed or certified appraisers to assess the value of the underlying collateral. The Company’s general policy for commercial real estate loans is to limit the terms of the loans to not more than 10 years with loan-to-value ratios not exceeding 80% on owner-occupied and income producing properties. For non-owner occupied commercial real estate loans, the loan terms are generally aligned with the property’s lease terms and are generally underwritten with a loan-to-value ratio not exceeding 75%.

Credit risk for commercial real estate loans can arise from economic conditions which impact market demand, rental rates and property vacancy rates and declines in the collateral value in relation to the outstanding loan balance in the event of a default and subsequent liquidation of collateral.

United States Securities and Exchange Commission
October 6, 2014

Real Estate Construction
Real estate construction represents financing for real estate development.  The underwriting process for these loans is designed to confirm that the project will be economically feasible and financially viable and is generally conducted as though the Company would be providing permanent financing for the project. Development and construction loans are secured by the properties under development or construction, and personal guarantees are typically obtained as a secondary repayment source. The Company considers the financial condition and reputation of the borrower and any guarantors and generally requires a global cash flow analysis in order to assess the overall financial position of the developer.

Construction loans to residential builders are generally made for the construction of residential homes for which a binding sales contract exists and for which the prospective buyers have been pre-qualified for permanent mortgage financing by either third-party lenders or the Company.  These loans are generally for a period of time sufficient to complete construction. The Company no longer provides lot development lending.

Credit risk for real estate construction loans can arise from construction delays, cost overruns, failure of the contractor to complete the project to specifications and economic conditions which could impact demand for or supply of the property being constructed.

Residential Real Estate Loans
Residential real estate loans include first lien mortgages used by the borrower to purchase or refinance a principal residence and home equity loans and lines of credit secured by residential real estate. The Company’s underwriting process for these loans determines credit-worthiness based upon debt-to-income ratios, collateral values and other relevant factors.

Credit risk for residential real estate loans can arise from a borrower’s inability or unwillingness to repay the loan or a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default and subsequent liquidation of the real estate collateral.

The residential real estate portfolio includes both conforming and non-conforming mortgage loans. Conforming mortgage loans represent loans originated in accordance with underwriting standards set forth by the government-sponsored entities, including the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association, which serve as the primary purchasers of loans sold in the secondary mortgage market by mortgage lenders. These loans are generally collateralized by one-to-four-family residential real estate, have loan-to-collateral value ratios of 80% or less (or have mortgage insurance to insure down to 80%), and are made to borrowers in good credit standing.  Non-conforming mortgage loans represent loans that generally are not saleable in the secondary market to the government-sponsored entities due to factors such as the credit characteristics of the borrower, the underlying documentation, the loan-to-value ratio, or the size of the loan. The Company does not offer “subprime,” “interest-only” or “negative amortization” mortgages.
Home equity lines of credit and other home equity loans are originated by the Company for typically up to 90% of the appraised value, less the amount of any existing prior liens on the property. Additionally, the Company’s credit policy requires borrower FICO scores of not less than 661 and a debt-to-income ratio of not more than 43%.

United States Securities and Exchange Commission
October 6, 2014

Loans to Individuals
The Loans to Individuals category includes consumer installment loans, personal lines of credit and indirect automobile loans. Credit risk for consumer loans can arise from a borrower’s inability or unwillingness to repay the loan, and in the case of secured loans, by a shortfall in the value of the collateral in relation to the outstanding loan balance in the event of a default and subsequent liquidation of collateral.

The underwriting criteria for automobile loans allow for such loans to be made for up to 100% of the purchase price or the retail value of the vehicle as listed by the National Automobile Dealers Association. The terms of the loan are determined by the age and condition of the collateral, and range from 36 to 84 months. Collision insurance policies are required on all automobile loans. The Company also makes other consumer loans, which may or may not be secured. The terms of secured consumer loans generally depend upon the nature of the underlying collateral. Unsecured consumer loans usually do not exceed $35 thousand and have a term of no longer than 36 months. ”

* * *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (724) 349-3099.
Sincerely,

/s/ James R. Reske

James R. Reske
Executive Vice President and
Chief Financial Officer